1933 ACT FILE NO.:  333-227693
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1735332

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1905

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on October 25, 2018 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

        [LOGO]

         AAM

       ADVISORS
   ASSET MANAGEMENT




UBS LONGER TERM INVESTMENTS SERIES - HEALTHCARE TRENDS PORTFOLIO,
SERIES 2018-4
-----------------------------------------------------------------

UBS LONGER TERM INVESTMENTS SERIES - SECULAR TECHNOLOGY TRENDS
PORTFOLIO, SERIES 2018-4
-----------------------------------------------------------------

UBS LONGER TERM INVESTMENTS SERIES - RETIREMENT TRENDS PORTFOLIO,
SERIES 2018-4
-----------------------------------------------------------------

UBS LONGER TERM INVESTMENTS SERIES - ENVIRONMENTAL TRENDS
PORTFOLIO, SERIES 2018-4
-----------------------------------------------------------------


(ADVISORS DISCIPLINED TRUST 1905)










                                   PROSPECTUS

                                OCTOBER 25, 2018




                                        As with any investment, the Securities
                                        and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


-------------------------------------------------------------------------------

                                                            [LOGO]

                                                             UBS

---------------------------------------------------------
 INTRODUCTION TO THE LONGER TERM INVESTMENTS (LTI) SERIES
---------------------------------------------------------


  The Longer Term Investments (LTI) Series is a series of UBS Financial Services Inc. ("UBS") thematic investment ideas based on anticipated long-term structural developments in the world economy identified by UBS Chief Investment Office Global Wealth Management ("UBSCIO"). Secular trends such as population growth, aging and increased urbanization create a variety of longer term investment opportunities. Investors willing to invest over multiple business cycles have the potential to benefit from potential mispricings created by the typically shorter term focus of stock markets. The unit investment trusts offered in this prospectus are designed to focus on specific longer term investment trends identified in the Longer Term Investments Series.

  Population growth, aging, and urbanization are trends that UBS CIO believes will endure over the coming decade. These longer term secular trends can potentially be exploited for investing over time as they have been robust and have the potential to endure both through economic cycles and a period of political uncertainty. UBS CIO identified and selected investment themes that it expects to benefit from these trends and offer the potential for superior growth over time. Diversification--whether within a single identified theme or across multiple themes--is key for success when investing through a cycle.

  The UBS Wealth Management USA Capital Markets Equity Advisory Group (the "Group"), which is not part of the research department at UBS, has grouped the following investment themes into four main trends:

*  Healthcare Trends

   o  Generics
   o  Medical Devices
   o  Obesity
   o  Oncology

*  Secular Technology Trends

   o  Automation & Robotics
   o  Digital Data
   o  Enabling Technology
   o  E-Commerce
   o  Financial Technology
   o  Smart Mobility

*  Retirement Trends

   o  Retirement Care
   o  Retirement Homes
   o  Retirement Planning
   o  Silver Spending

*  Environmental Trends

   o  Agricultural Yield
   o  Clean Air
   o  Energy Efficiency
   o  Renewables
   o  Waste Management
   o  Water Scarcity

  Each theme (Healthcare Trends; Secular Technology Trends; Retirement Trends; and Environmental Trends) provides the investment focus for a separate unit investment trust portfolio included in this prospectus. Although these trusts have 2-year terms, the investment strategies are based on longer term developments and trends. As a result, investors should consider their ability to pursue investing in successive trusts, if available, and there can be no assurance that the desired investment results associated with any longer term trend will be realized within the term of any single trust.

  UBS is a corporation organized under the laws of the State of Delaware and is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The trusts in this prospectus are not sponsored or


2     Investment Summary
endorsed by UBS and UBS makes no representation or warranty, express or implied, to the unitholders of the trusts or any member of the public regarding the advisability of investing in units of the trusts. UBS's only relationship to Advisors Asset Management, Inc. ("AAM"), the trusts' sponsor and the trusts is the licensing of certain trademarks and the development of the themes and thematic securities lists. UBS has no obligation or liability in connection with the investment decisions made by the sponsor or trusts or in connection with administration of the trusts. Although AAM selected the securities for the trust portfolios, they may not reflect every security on the respective lists.


















                                                        Investment Summary     3

---------------------------------------------
 HEALTHCARE TRENDS PORTFOLIO
---------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of equity securities selected by AAM<F1>* from foreign and domestic companies identified by the Group meeting its criteria for "Healthcare Trends" securities. The Group created its Healthcare Trends investment criteria to identify companies that may potentially benefit from thematic investment ideas based on long-term structural developments in three global mega trends -- population growth, an aging society and increased urbanization.

  Within the Healthcare Trends investment theme, the Group has identified the following themes:

* Generics - The Group believes as healthcare costs grow, government policy and demographics may be important drivers of increased generic drug sales.

* Medical Devices - The Group believes the medical device industry has matured but opportunities exist for increased penetration in emerging markets where affordability is on the rise.

* Obesity - The Group believes urbanization and rising per-capita gross domestic product in emerging markets are anticipated to contribute to an ever-greater prevalence of global obesity.

* Oncology - The Group believes advances in cancer therapeutics are anticipated to create new multi-billion dollar opportunities for successful drugs.

  The Healthcare Trends stock list was compiled by the Group in conjunction with, and supplemental to, any current/existing UBS CIO generated stock lists that provide specific/relevant exposure to the Healthcare Trends theme.

  Universe of securities. Securities were only considered by using a waterfall approach for stocks with either (a) UBS Investment Research ("INV") ratings of Buy or Neutral or UBS CIO ratings of Most Preferred or Bellwether, (b) S&P Quality Rank of B+ or better, or (c) exchange listed, consensus Buy/Buy Hold ratings with at least three Buys/Buy Holds ratings.

  Screening the universe. If there was a UBS CIO Longer Term Thematic stock list, that list of securities was used in full and the Group supplemented additional names to fill out the list. If there was no UBS CIO Longer Term Thematic stock list or the Group supplemented a UBS CIO Longer Term Thematic stock list, the Group screened for Healthcare Trends relevant stocks from the universe of securities and then conducted a broad review of the fundamental metrics (such as balance sheet quality, cash flow generation, and longer term growth profile) for each candidate company under consideration for inclusion in the list. In its selection criteria process, the Group also took into consideration the current and potential future percentage of industry/business sales relevance to the assigned theme. The Group was also cognizant of the need for a relative balance of stocks that represent the various themes for each list. Each list was created to have a minimum of twelve securities.

  Select the portfolio. From this list, the final portfolio of securities for the trust was selected by AAM.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


4     Investment Summary

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE HEALTH CARE SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* ALTHOUGH THE TRUST TERMINATES IN TWO YEARS, THE TRUST'S PORTFOLIO WAS SELECTED BASED ON LONGER TERM SECULAR TRENDS IN THE ECONOMY. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of the trust.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.










                                                        Investment Summary     5

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities meeting the Group's Healthcare Trends criteria.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities meeting the Group's Healthcare Trends criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 25, 2018
          TERMINATION DATE                             October 26, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts                                   00779L516
          Fee Based Accounts                                  00779L532

          TICKER SYMBOL                                          HCTAAX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                                   Grantor Trust

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   As a %           AMOUNT
                                  OF $1,000        PER 100
Sales Fee                         INVESTED          UNITS
                                  ------------------------

Initial transactional sales fee     0.00%            $0.00
Deferred transactional sales fee    2.10             21.00
Annual deferred sales fee
  (year 1)                          0.40              4.00
Annual deferred sales fee
  (year 2)                          0.40              4.00
                                   -------         -------
Maximum sales fee                   2.90%           $29.00
                                   =======         =======

ORGANIZATION COSTS                  0.00%            $0.00
                                   =======         =======

                                   AS A %           AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.00%            $0.00
Supervisory, evaluation
  and administration fees           0.00              0.00
                                   -------         -------
Total                               0.00%            $0.00
                                   =======         =======

  The initial transactional sales fee is the difference between the total sales fee (maximum of 2.90% of the unit offering price) and the sum of the remaining deferred transactional sales fee and the total annual deferred sales fee. The deferred transactional sales fee is fixed at $0.21 per unit and is paid in three monthly installments beginning February 20, 2019. The annual deferred sales fee is fixed at $0.04 per unit per year and accrues daily throughout the life of the trust. If you redeem or sell your units prior to collection of the total deferred transactional sales fee ($0.21 per unit), you will pay any remaining deferred transactional sales fee upon redemption or sale of your units. Unitholders will only pay the annual deferred sales fees ($0.04 per unit per year) that accrue while the unitholder remains invested in the trust. If you redeem or sell your units prior to the trust's mandatory termination date, you will not pay any remaining annual deferred sales fees upon redemption or sale of your units. Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary


6     Investment Summary
expenses which are not reflected in the table above. Covered expenses include the trustee's fee and trust operating expenses, the supervisor's fee, the evaluator's fee, and the sponsor's bookkeeping and administrative fee. When the public offering price per unit is less than or equal to $10, you will not pay an initial transactional sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial transactional sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                  $250
          2 years (approximate life of trust)     $290

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The brokerage costs and extraordinary expenses borne by the trust are not reflected in these examples.














                                                        Investment Summary     7

UBS LONGER TERM INVESTMENTS SERIES - HEALTHCARE TRENDS PORTFOLIO, SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018

                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES -- 100.00%

                          CONSUMER DISCRETIONARY - 5.88%

    134       WTW           Weight Watchers International, Inc. (4)                5.88%             $64.20          $8,603

                          CONSUMER STAPLES - 11.81%

    606       DANOY         Danone S.A. (3)                                        5.94               14.33           8,684
    319       SFM           Sprouts Farmers Market, Inc. (4)                       5.87               26.94           8,594

                          HEALTH CARE - 82.31%

     45       AMGN          Amgen, Inc.                                            5.78              187.88           8,455
    176       BMY           Bristol-Myers Squibb Company                           5.88               48.83           8,594
    116       CELG          Celgene Corporation (4)                                5.93               74.71           8,666
    126       ESLOY         EssilorLuxottica S.A. (3)                              5.85               67.92           8,558
     94       MDT           Medtronic PLC (3)                                      5.88               91.47           8,598
    122       MRK           Merck & Company, Inc.                                  5.88               70.54           8,606
    278       MYL           Mylan N.V. (3)(4)                                      5.80               30.53           8,487
    102       NVS           Novartis AG (3)                                        5.88               84.25           8,594
    208       NVO           Novo Nordisk A/S (3)                                   5.94               41.77           8,688
     88       RMD           ResMed, Inc.                                           5.90               98.06           8,629
    293       RHHBY         Roche Holding AG (3)                                   5.89               29.39           8,611
    278       SONVY         Sonova Holding AG (3)                                  5.93               31.21           8,676
     53       SYK           Stryker Corporation                                    5.91              163.20           8,650
    433       TEVA          Teva Pharmaceutical Industries Limited (3)(4)          5.86               19.81           8,578

                                                                                ---------                         ----------
                                                                                 100.00%                           $146,271
                                                                                =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $146,323 and $(52), respectively.

(3)  This is a security issued by a foreign company.

     Equity Securities comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

     Denmark         5.94%        France       11.79%        Ireland       5.88%
     Israel          5.86%        Netherlands   5.80%        Switzerland  17.70%
     United States  47.03%

(4)  This is a non-income producing security.


8     Investment Summary

---------------------------------------------
 SECULAR TECHNOLOGY TRENDS PORTFOLIO
---------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective, by investing in a portfolio of equity securities selected by AAM<F1>* from foreign and domestic companies identified by the Group meeting its criteria for "Secular Technology Trends" securities. The Group created its Secular Technology Trends investment criteria to identify companies that may potentially benefit from thematic investment ideas based on long-term structural developments in three global mega trends -- population growth, an aging society and increased urbanization.

  Within the Secular Technology Trends investment theme, the Group has identified the following themes:

* Automation & Robotics - The Group believes smart automation will power the fourth industrial revolution, combining the innovations in industrial and information technology processes to potentially drive global manufacturing productivity gains.

* Digital Data - The Group believes increased data usage in emerging markets, and secular trends like changing consumer digital lifestyles and the Internet of Things have the potential to drive the digital data boom.

* Enabling Technology - Five mainstream enabling technologies-artificial intelligence (AI), augmented reality/virtual reality (AR/VR), big data, cloud computing and 5G-are set to potentially transform many industries in the next decade.

* E-Commerce - Population growth and urbanization are buoying retail sales and fueling e-commerce. A rising middle class in emerging markets and population density in urban areas make it easier to deliver goods. E-Commerce is expected to grow 15-20% annually for the next 10 years - a result of smart phone & internet penetration, and customer convenience.

* Financial Technology - Driven by rapid urbanization, strong demand from millennials, and favorable regulations, the global fintech industry is likely at an inflection point that could drive a major digital transformation in the financial services industry.

* Smart Mobility - The Group believes regulatory changes and technological advances have the potential to lead to greater electrification of cars, autonomous driving and new car sharing mobility to reshape the way individual mobility consumed.

  The Secular Technology Trends stock list was compiled by the Group in conjunction with, and supplemental to, any current/existing UBS CIO generated stock lists that provide specific/relevant exposure to the Secular Technology Trends theme.

  Universe of securities. Securities were only considered by using a waterfall approach for stocks with either (a) UBS Investment Research ("INV") ratings of Buy or Neutral or UBS CIO ratings of Most Preferred or Bellwether, (b) S&P Quality Rank of B+ or better, or (c) exchange listed, consensus Buy/Buy Hold ratings with at least three Buys/Buy Holds ratings.

  Screening the universe. If there was a UBS CIO Longer Term Thematic stock list, that list of securities was used in full and the Group supplemented additional names to fill out the list. If


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     9
there was no UBS CIO Longer Term Thematic stock list or the Group supplemented a UBS CIO Longer Term Thematic stock list, the Group screened for Secular Technology Trends relevant stocks from the universe of securities and then conducted a broad review of the fundamental metrics (such as balance sheet quality, cash flow generation, and longer term growth profile) for each candidate company under consideration for inclusion in the list. In its selection criteria process, the Group also took into consideration the current and potential future percentage of industry/business sales relevance to the assigned themes. The Group was also cognizant of the need for a relative balance of stocks that represent the various themes for each list. Each list was created to have a minimum of twelve securities.

  Select the portfolio. From this list, the final portfolio of securities for the trust was selected by AAM.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY INFORMATION TECHNOLOGY COMPANIES. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* ALTHOUGH THE TRUST TERMINATES IN TWO YEARS, THE TRUST'S PORTFOLIO WAS SELECTED BASED ON LONGER TERM SECULAR TRENDS IN THE ECONOMY. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of the trust.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.










10     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities meeting the Group's Secular Technology Trends criteria.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities meeting the Group's Secular Technology Trends criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 25, 2018
          TERMINATION DATE                             October 26, 2020

          DISTRIBUTION DATES                    25th day of each month,
          RECORD DATES                          10th day of each month,

          CUSIP NUMBERS
          Standard Accounts                                   00779L557
          Fee Based Accounts                                  00779L573

          TICKER SYMBOL                                          STTAAX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial transactional sales fee     0.00%            $0.00
Deferred transactional sales fee    2.10             21.00
Annual deferred sales fee
  (year 1)                          0.40              4.00
Annual deferred sales fee
  (year 2)                          0.40              4.00
                                   -------         -------
Maximum sales fee                   2.90%           $29.00
                                   =======         =======

ORGANIZATION COSTS                  0.00%            $0.00
                                   =======         =======

                                   AS A %           AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.00%            $0.00
Supervisory, evaluation
  and administration fees           0.00              0.00
                                   -------         -------
Total                               0.00%            $0.00
                                   =======         =======

  The initial transactional sales fee is the difference between the total sales fee (maximum of 2.90% of the unit offering price) and the sum of the remaining deferred transactional sales fee and the total annual deferred sales fee. The deferred transactional sales fee is fixed at $0.21 per unit and is paid in three monthly installments beginning February 20, 2019. The annual deferred sales fee is fixed at $0.04 per unit per year and accrues daily throughout the life of the trust. If you redeem or sell your units prior to collection of the total deferred transactional sales fee ($0.21 per unit), you will pay any remaining deferred transactional sales fee upon redemption or sale of your units. Unitholders will only pay the annual deferred sales fees ($0.04 per unit per year) that accrue while the unitholder remains invested in the trust. If you redeem or sell your units prior to the trust's mandatory termination date, you will not pay any remaining annual deferred sales fees upon redemption or sale of your units. Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary


                                                       Investment Summary     11
expenses which are not reflected in the table above. Covered expenses include the trustee's fee and trust operating expenses, the supervisor's fee, the evaluator's fee, and the sponsor's bookkeeping and administrative fee. When the public offering price per unit is less than or equal to $10, you will not pay an initial transactional sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial transactional sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                  $250
          2 years (approximate life of trust)     $290

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The brokerage costs and extraordinary expenses borne by the trust are not reflected in these examples.














12     Investment Summary

UBS LONGER TERM INVESTMENTS SERIES - SECULAR TECHNOLOGY TRENDS PORTFOLIO,
SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018


                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES - 100.00%

                          COMMUNICATION SERVICES - 8.10%

      5       GOOGL         Alphabet, Inc. (4)                                     2.66%          $1,057.12          $5,286
    178       T             AT&T, Inc.                                             2.72               30.36           5,404
     37       FB            Facebook, Inc. (4)                                     2.72              146.04           5,403

                          CONSUMER DISCRETIONARY - 13.36%

      3       AMZN          Amazon.com, Inc. (4)                                   2.51            1,664.20           4,993
     74       APTV          Aptiv PLC (3)                                          2.71               72.88           5,393
    198       EBAY          eBay, Inc. (4)                                         2.72               27.29           5,403
     90       JWN           Nordstrom, Inc.                                        2.68               59.28           5,335
     94       SBUX          Starbucks Corporation                                  2.74               58.06           5,458

                          CONSUMER STAPLES - 2.69%

     43       EL            The Estee Lauder Companies, Inc.                       2.69              124.27           5,344

                          FINANCIALS - 13.59%

     53       AXP           American Express Company                               2.71              101.84           5,397
     63       COF           Capital One Financial Corporation                      2.72               85.86           5,409
     75       DFS           Discover Financial Services                            2.73               72.35           5,426
    199       OMF           OneMain Holdings, Inc. (4)                             2.73               27.26           5,425
    188       SYF           Synchrony Financial                                    2.70               28.56           5,369

                          INDUSTRIALS - 8.16%

     26       FDX           FedEx Corporation                                      2.74              209.20           5,439
     35       ROK           Rockwell Automation, Inc.                              2.71              154.09           5,393
     96       SIEGY         Siemens AG (3)                                         2.71               56.20           5,395

                          INFORMATION TECHNOLOGY - 48.60%

     22       ADBE          Adobe, Inc. (4)                                        2.64              238.44           5,246
     27       ADS           Alliance Data Systems Corporation                      2.70              198.93           5,371
     25       AAPL          Apple, Inc.                                            2.70              215.09           5,377
    122       CSCO          Cisco Systems, Inc.                                    2.70               44.07           5,377
    324       FEYE          FireEye, Inc. (4)                                      2.74               16.79           5,440
     68       FTNT          Fortinet, Inc. (4)                                     2.71               79.10           5,379
    126       INTC          Intel Corporation                                      2.69               42.42           5,345
     27       MA            Mastercard, Inc.                                       2.66              195.69           5,284



(Continued)



                                                       Investment Summary     13

UBS LONGER TERM INVESTMENTS SERIES - SECULAR TECHNOLOGY TRENDS PORTFOLIO,
SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO (CONTINUED)

AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018


                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

                          INFORMATION TECHNOLOGY (CONTINUED)

     52       MSFT          Microsoft Corporation                                  2.68%            $102.32          $5,321
  1,025       NOK           Nokia OYJ (3)                                          2.71                5.26           5,391
    115       ORCL          Oracle Corporation                                     2.71               46.76           5,377
     29       PANW          Palo Alto Networks, Inc. (4)                           2.71              185.75           5,387
     65       PYPL          PayPal Holdings, Inc. (4)                              2.72               83.09           5,401
     40       CRM           salesforce.com, Inc. (4)                               2.68              133.26           5,330
     52       SAP           SAP SE (3)                                             2.70              103.37           5,375
     60       SPLK          Splunk, Inc. (4)                                       2.74               90.74           5,444
    612       ERIC          Telefonaktiebolaget LM Ericsson (3)                    2.71                8.80           5,386
     40       V             Visa, Inc.                                             2.70              134.26           5,370

                          REAL ESTATE - 5.50%

     51       CCI           Crown Castle International Corporation                 2.74              106.78           5,446
     84       PLD           Prologis, Inc.                                         2.76               65.27           5,483

                                                                                ---------                         ----------
                                                                                 100.00%                           $198,802
                                                                                =========                         ==========




Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $198,802 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Equity securities comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

     Finland     2.71%          Germany         5.41%          Jersey      2.71%
     Sweden      2.71%          United States  86.46%

(4)  This is a non-income producing security.



14     Investment Summary

---------------------------------------------
 RETIREMENT TRENDS PORTFOLIO
---------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective, by investing in a portfolio of equity securities selected by AAM<F1>* from foreign and domestic companies identified by the Group meeting its criteria for "Retirement Trends" securities. The Group created its Retirement Trends investment criteria to identify companies that may potentially benefit from thematic investment ideas based on long-term structural developments in three global mega trends -- population growth, an aging society and increased urbanization.

  Within the Retirement Trends investment theme, the Group has identified the following themes:

* Retirement Care - The projected increase in the need for care is expected to face significant spending constraints due to a lack of sustainable social insurance programs leading to growth of home healthcare services as a cost-effective alternative.

* Retirement Homes - Because societies are aging fast, the demand for retirement homes and care services is expected to grow rapidly in the coming decades.

* Retirement Planning - The Group believes changing demographics leading to greater longevity and an aging society may result in the need for more retirement planning which may also provide opportunities for well positioned companies.

* Silver Spending - The Group believes the significance of the "silver spender" (people aged 60 or older) with the aging of the global population in terms of consumption will increase dramatically as a portion of total consumer spending.

  The Retirement Trends stock list was compiled by the Group in conjunction with, and supplemental to, any current/existing UBS CIO generated stock lists that provide specific/relevant exposure to the Retirement Trends theme.

  Universe of securities. Securities were only considered by using a waterfall approach for stocks with either (a) UBS Investment Research ("INV") ratings of Buy or Neutral or UBS CIO ratings of Most Preferred or Bellwether, (b) S&P Quality Rank of B+ or better, or (c) exchange listed, consensus Buy/Buy Hold ratings with at least three Buys/Buy Holds ratings.

  Screening the universe. If there was a UBS CIO Longer Term Thematic stock list, that list of securities was used in full and the Group supplemented additional names to fill out the list. If there was no UBS CIO Longer Term Thematic stock list or the Group supplemented a UBS CIO Longer Term Thematic stock list, the Group screened for Retirement Trends relevant stocks from the universe of securities and then conducted a broad review of the fundamental metrics (such as balance sheet quality, cash flow generation, and longer term growth profile) for each candidate company under consideration for inclusion in the list. In its selection criteria process, the Group also took into consideration the current and potential future percentage of industry/business sales relevance to the assigned theme. The Group was also cognizant of the need for a relative balance of stocks that represent the various themes for each list. Each list was created to have a minimum of twelve securities.

  Select the portfolio. From this list, the final portfolio of securities for the trust was selected by AAM.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     15

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE CONSUMER PRODUCTS AND SERVICES, FINANCIALS AND HEALTH CARE SECTORS. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* ALTHOUGH THE TRUST TERMINATES IN TWO YEARS, THE TRUST'S PORTFOLIO WAS SELECTED BASED ON LONGER TERM SECULAR TRENDS IN THE ECONOMY. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of the trust.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.










16     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities meeting the Group's Retirement Trends criteria.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities meeting the Group's Retirement Trends criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 25, 2018
          TERMINATION DATE                             October 26, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts                                   00779L599
          Fee Based Accounts                                  00779L623

          TICKER SYMBOL                                          RETAAX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial transactional sales fee     0.00%            $0.00
Deferred transactional sales fee    2.10             21.00
Annual deferred sales fee
  (year 1)                          0.40              4.00
Annual deferred sales fee
  (year 2)                          0.40              4.00
                                   -------         -------
Maximum sales fee                   2.90%           $29.00
                                   =======         =======

ORGANIZATION COSTS                  0.00%            $0.00
                                   =======         =======

                                   AS A %           AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.00%            $0.00
Supervisory, evaluation
  and administration fees           0.00              0.00
                                   -------         -------
Total                               0.00%            $0.00
                                   =======         =======

  The initial transactional sales fee is the difference between the total sales fee (maximum of 2.90% of the unit offering price) and the sum of the remaining deferred transactional sales fee and the total annual deferred sales fee. The deferred transactional sales fee is fixed at $0.21 per unit and is paid in three monthly installments beginning February 20, 2019. The annual deferred sales fee is fixed at $0.04 per unit per year and accrues daily throughout the life of the trust. If you redeem or sell your units prior to collection of the total deferred transactional sales fee ($0.21 per unit), you will pay any remaining deferred transactional sales fee upon redemption or sale of your units. Unitholders will only pay the annual deferred sales fees ($0.04 per unit per year) that accrue while the unitholder remains invested in the trust. If you redeem or sell your units prior to the trust's mandatory termination date, you will not pay any remaining annual deferred sales fees upon redemption or sale of your units. Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary

                                                       Investment Summary     17
expenses which are not reflected in the table above. Covered expenses include the trustee's fee and trust operating expenses, the supervisor's fee, the evaluator's fee, and the sponsor's bookkeeping and administrative fee. When the public offering price per unit is less than or equal to $10, you will not pay an initial transactional sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial transactional sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                  $250
          2 years (approximate life of trust)     $290

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The brokerage costs and extraordinary expenses borne by the trust are not reflected in these examples.














18     Investment Summary

UBS LONGER TERM INVESTMENTS SERIES - RETIREMENT TRENDS PORTFOLIO, SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018


                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES -- 100.00%

                          COMMUNICATION SERVICES - 4.36%

    140       TRIP          TripAdvisor, Inc. (4)                                  4.36%             $46.72          $6,541

                          CONSUMER DISCRETIONARY - 21.82%

    120       CCL           Carnival Corporation (3)                               4.38               54.75           6,570
    101       H             Hyatt Hotels Corporation                               4.39               65.29           6,594
     61       MAR           Marriott International, Inc.                           4.35              107.13           6,535
    295       PHM           PulteGroup, Inc.                                       4.35               22.14           6,531
     61       RCL           Royal Caribbean Cruises Limited (3)                    4.35              106.97           6,525

                          CONSUMER STAPLES - 4.39%

     53       EL            The Estee Lauder Companies, Inc.                       4.39              124.27           6,586

                          FINANCIALS - 30.52%

     54       AMP           Ameriprise Financial, Inc.                             4.41              122.59           6,620
     45       AON           Aon PLC (3)                                            4.39              146.30           6,584
    145       ATH           Athene Holding Limited (3)(4)                          4.36               45.10           6,540
     17       BLK           BlackRock, Inc.                                        4.29              378.66           6,437
    309       IVZ           Invesco Limited (3)                                    4.34               21.08           6,514
    151       MS            Morgan Stanley                                         4.37               43.49           6,567
     72       PRU           Prudential Financial, Inc.                             4.36               90.82           6,539

                          HEALTH CARE - 25.94%

     36       AGN           Allergan PLC (3)                                       4.29              178.91           6,441
     88       CELG          Celgene Corporation (4)                                4.38               74.71           6,574
     50       CNC           Centene Corporation (4)                                4.31              129.53           6,477
     93       CVS           CVS Health Corporation                                 4.32               69.81           6,492
     93       MRK           Merck & Company, Inc.                                  4.37               70.54           6,560
     25       UNH           UnitedHealth Group, Inc.                               4.27              256.32           6,408



(Continued)



                                                       Investment Summary     19

UBS LONGER TERM INVESTMENTS SERIES - RETIREMENT TRENDS PORTFOLIO, SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018


                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

                          INDUSTRIALS - 4.26%

    153       HCSG          Healthcare Services Group, Inc.                        4.26%             $41.79          $6,394

                          INFORMATION TECHNOLOGY - 4.31%

    124       ENV           Envestnet, Inc. (4)                                    4.31               52.17           6,469

                          REAL ESTATE - 4.40%

    248       HTA           Healthcare Trust of America, Inc.                      4.40               26.62           6,602

                                                                                ---------                         ----------
                                                                                 100.00%                           $150,100
                                                                                =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $150,100 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Equity securities comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

     Bermuda     8.70%        Ireland         4.29%        Liberia         4.35%
     Panama      4.38%        United Kingdom  4.39%        United States  73.89%

(4)  This is a non-income producing security.


20     Investment Summary

---------------------------------------------
 ENVIRONMENTAL TRENDS PORTFOLIO
---------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide capital appreciation, by investing in a portfolio of equity securities selected by AAM<F1>* from foreign and domestic companies identified by the Group meeting its criteria for "Environmental Trends" securities. The Group created its Environmental Trends investment criteria to identify companies that may potentially benefit from thematic investment ideas based on long-term structural developments in three global mega trends -- population growth, an aging society and increased urbanization.

  Within the Environmental Trends investment theme, the Group has identified the following themes:

* Agricultural Yield - The population increase and increased consumption of land-intensive food such as meat are expected to require 70% more food to be produced than today.

* Clean Air - The Group believes the transition to more efficient energy sources helped by technological progress and lower cost solar and wind energy as well as batteries may reduce the demand for fossil fuels over time.

* Energy Efficiency - The Group believes energy demand, in general, continues to grow due to increasing populations, ongoing urbanization and rising wealth levels. Important drivers for energy efficiency include stricter regulation to protect the environment and securing energy supplies.

* Renewables - The Group believes increased electricity consumption due to population growth and ongoing urbanization burning fossil fuels is naturally finite and environmentally incompatible making transition to plentiful alternative sources essential.

* Waste Management - Waste management includes different waste subsectors that can include businesses ranging from strong growth companies in emerging markets, to pure-play recycling companies with a more cyclical business model, to large waste companies in the U.S. with stable and solid cash flows.

* Water Scarcity - The Group believes demand is constantly growing while supply is limited. The Group believes long-term developments such as population growth, urbanization, higher living standards, industrialization in emerging markets, lack of infrastructure and climate change constrict the water supply-and-demand situation.

  The Environmental Trends stock list was compiled by the Group in conjunction with, and supplemental to, any current/existing UBS CIO generated stock lists that provide specific/relevant exposure to the Environmental Trends theme.

  Universe of securities. Securities were only considered by using a waterfall approach for stocks with either (a) UBS Investment Research ("INV") ratings of Buy or Neutral or UBS CIO ratings of Most Preferred or Bellwether, (b) S&P Quality Rank of B+ or better, or (c) exchange listed, consensus Buy/Buy Hold ratings with at least three Buys/Buy Holds ratings.

  Screening the universe. If there was a UBS CIO Longer Term Thematic stock list, that list of securities was used in full and the Group supplemented


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     21
additional names to fill out the list. If there was no UBS CIO Longer Term Thematic stock list or the Group supplemented a UBS CIO Longer Term Thematic stock list, the Group screened for Environmental Trends relevant stocks from the universe of securities and then conducted a broad review of the fundamental metrics (such as balance sheet quality, cash flow generation, and longer term growth profile) for each candidate company under consideration for inclusion in the list. In its selection criteria process, the Group also took into consideration the current and potential future percentage of industry/business sales relevance to the assigned themes. The Group was also cognizant of the need for a relative balance of stocks that represent the various themes for each list. Each list was created to have a minimum of twelve securities.

  Select the portfolio. From this list, the final portfolio of securities for the trust was selected by AAM.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INDUSTRIALS SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* ALTHOUGH THE TRUST TERMINATES IN TWO YEARS, THE TRUST'S PORTFOLIO WAS SELECTED BASED ON LONGER TERM SECULAR TRENDS IN THE ECONOMY. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of the trust.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.





22     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities meeting the Group's Environmental Trends criteria.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities meeting the Group's Environmental Trends criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 25, 2018
          TERMINATION DATE                             October 26, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts                                   00779L649
          Fee Based Accounts                                  00779L664

          TICKER SYMBOL                                          UETAAX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                                   Grantor Trust

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial transactional sales fee     0.00%            $0.00
Deferred transactional sales fee    2.10             21.00
Annual deferred sales fee
  (year 1)                          0.40              4.00
Annual deferred sales fee
  (year 2)                          0.40              4.00
                                   -------         -------
Maximum sales fee                   2.90%           $29.00
                                   =======         =======

ORGANIZATION COSTS                  0.00%            $0.00
                                   =======         =======

                                   AS A %           AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.00%            $0.00
Supervisory, evaluation
  and administration fees           0.00              0.00
                                   -------         -------
Total                               0.00%            $0.00
                                   =======         =======

  The initial transactional sales fee is the difference between the total sales fee (maximum of 2.90% of the unit offering price) and the sum of the remaining deferred transactional sales fee and the total annual deferred sales fee. The deferred transactional sales fee is fixed at $0.21 per unit and is paid in three monthly installments beginning February 20, 2019. The annual deferred sales fee is fixed at $0.04 per unit per year and accrues daily throughout the life of the trust. If you redeem or sell your units prior to collection of the total deferred transactional sales fee ($0.21 per unit), you will pay any remaining deferred transactional sales fee upon redemption or sale of your units. Unitholders will only pay the annual deferred sales fees ($0.04 per unit per year) that accrue while the unitholder remains invested in the trust. If you redeem or sell your units prior to the trust's mandatory termination date, you will not pay any remaining annual deferred sales fees upon redemption or sale of your units. Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary


                                                       Investment Summary     23
expenses which are not reflected in the table above. Covered expenses include the trustee's fee and trust operating expenses, the supervisor's fee, the evaluator's fee, and the sponsor's bookkeeping and administrative fee. When the public offering price per unit is less than or equal to $10, you will not pay an initial transactional sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial transactional sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                  $250
          2 years (approximate life of trust)     $290

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The brokerage costs and extraordinary expenses borne by the trust are not reflected in these examples.














24     Investment Summary

UBS LONGER TERM INVESTMENTS SERIES - ENVIRONMENTAL TRENDS PORTFOLIO,
SERIES 2018-4
(ADVISORS DISCIPLINED TRUST 1905)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, OCTOBER 25, 2018


                                                                              PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                      AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL              ISSUER(1)                                      PRICE             SHARE(1)      TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES -- 100.00%

                          HEALTH CARE - 6.26%

     96       DHR           Danaher Corporation                                    6.26%             $95.81          $9,198

                          INDUSTRIALS - 37.65%

    357       ADSW          Advanced Disposal Services, Inc. (4)                   6.30               25.95           9,264
     99       IR            Ingersoll-Rand PLC (3)                                 6.24               92.57           9,164
     47       LII           Lennox International, Inc.                             6.32              197.67           9,291
    844       GCTAF         Siemens Gamesa Renewable Energy S.A. (3)(4)            6.31               11.00           9,280
    106       WM            Waste Management, Inc.                                 6.29               87.22           9,245
    138       XYL           Xylem, Inc.                                            6.19               65.93           9,098

                          INFORMATION TECHNOLOGY - 18.55%

    284       AMAT          Applied Materials, Inc.                                6.15               31.81           9,034
    300       GLW           Corning, Inc.                                          6.19               30.30           9,090
    215       FSLR          First Solar, Inc. (4)                                  6.21               42.43           9,122

                          MATERIALS - 24.97%

     98       ALB           Albemarle Corporation                                  6.24               93.64           9,177
    174       DWDP          DowDuPont, Inc.                                        6.24               52.68           9,166
    122       FMC           FMC Corporation                                        6.24               75.21           9,176
     57       PX            Praxair, Inc.                                          6.25              161.23           9,190

                          UTILITIES - 12.57%

    100       AWK           American Water Works Company, Inc.                     6.24               91.68           9,168
     53       NEE           NextEra Energy, Inc.                                   6.33              175.60           9,307

                                                                                ---------                         ----------
                                                                                 100.00%                           $146,970
                                                                                =========                         ==========



                            See "Notes to Portfolio"



                                                       Investment Summary     25

Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $146,970 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Equity securities comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

               Ireland            6.24%
               Spain              6.31%
               United States     87.45%

(4)  This is a non-income producing security.






26     Investment Summary

---------------------------------------------
 UNDERSTANDING YOUR INVESTMENT
---------------------------------------------


                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  the transactional sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  SALES FEE. The maximum sales fee is shown under "Fees and Expenses" for your trust and is 2.90% of the public offering price per unit at the time of purchase. The total sales fee consists of a "transactional sales fee" and an "annual deferred sales fee". Investors that purchase units in eligible Fee Accounts do not pay the transactional sales fee (as described below under "Reducing Your Sales Fee--Fee Accounts").


                                            Understanding Your Investment     27

  You pay the "transactional sales fee" in connection with purchasing units.
The transactional sales fee consists of an initial transactional sales fee and a deferred transactional sales fee. The transactional sales fee equals 2.10% of the public offering price per unit based on a $10 public offering price per unit. The transactional sales fee equals the difference between the total sales fee percentage (2.90% of the public offering price per unit) and the total dollar amount of the annual deferred sales fee ($0.08 per unit). As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies but the total sales fee will not exceed 2.90% of the public offering price per unit.

  You pay the initial transactional sales fee, if any, at the time you buy units. The initial transactional sales fee is the difference between the total sales fee percentage (maximum of 2.90% of the public offering price per unit) and the sum of the remaining fixed dollar deferred transactional sales fee and the total fixed dollar annual deferred sales fee. The initial transactional sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial transactional sales fee equal to the difference between the total sales fee percentage (maximum of 2.90% of the public offering price per unit) and the sum of the remaining fixed dollar deferred transactional sales fee and total fixed dollar annual deferred sales fee. The deferred transactional sales fee is fixed at $0.21 per unit. Your trust pays the deferred transactional sales fee in equal monthly installments as described under "Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred transactional sales fee, you will pay any remaining deferred transactional sales fee upon redemption or sale of your units.

  The "annual deferred sales fee" is paid throughout the life of the trust by all unitholders. The annual deferred sales fee is fixed at $0.04 per unit per year ($0.08 per unit over the life of the trust) and accrues on a daily basis. As a result, you will only pay the annual deferred sales fee amounts that accrue while you are a unitholder. You will not pay annual deferred sales fee amounts that accrue before you purchase units and you will not pay any remaining annual deferred sales fee if you redeem or sell your units before your trust's mandatory terminate date. Each trust will generally pay the annual deferred sales fee to the sponsor on a monthly basis from distributions received on the portfolio securities but may sell portfolio securities if cash is not available to pay the accrued annual deferred sales fee as of the time of payment.

  Since the deferred transactional sales fee and annual deferred sales fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred transactional sales fee and total annual deferred sales fee) your initial transactional sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial transactional sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price.


28     Understanding Your Investment

The initial transactional sales fee credit is paid by the sponsor and is not paid by the trust.

  If you purchase units after the last deferred transactional sales fee payment has been assessed, the secondary market sales fee is equal to 2.10% of the public offering price and unitholders who buy in the secondary market after collection of the deferred transactional sales fees are not charged deferred transactional sales fees.

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Essential Information" for your trust, but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE--FEE ACCOUNTS: Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the annual deferred sales fee. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial transactional sales fee        0.00%
  Deferred transactional sales fee       0.00%
                                       -------
    Transactional sales fee              0.00%
                                       =======
  Annual deferred sales fee
  (year 1)                               0.40%
  Annual deferred sales fee
  (year 2)                               0.40%
                                       -------
    Total sales fee                      0.80%
                                       =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  REDUCING YOUR SALES FEE--EMPLOYEES. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the annual deferred sales fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related


                                            Understanding Your Investment     29
selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining annual deferred sales fees if you sell or redeem units. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred transactional sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining annual deferred sales fees if you sell units. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining annual deferred sales fees if you redeem units. You will pay any remaining deferred transactional sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will


30     Understanding Your Investment
receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the


                                            Understanding Your Investment     31
termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Understanding Your Investment--Taxes".

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a "grantor trust" for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions. Distributions of income will only be made, if available, after paying amounts of annual deferred sales fee accrued and due to the sponsor.

  When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust's accounts. In an effort to make relatively regular income distributions, if your trust is a "regulated investment company" for tax purposes and makes monthly distributions, your trust's monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of accrued annual deferred sales fee amounts. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust


32     Understanding Your Investment
will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  STRATEGY BASED ON LONGER TERM SECULAR TRENDS. Although your trust terminates in two years, the portfolio was selected based on longer term secular trends in the economy. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of your trust.

  SECURITIES SELECTION. UBS's thematic securities list selections do not refer to creating portfolios of these securities and do not account for weightings, diversification or other portfolio considerations and are not a guarantee of future performance. While the securities in the trusts' portfolios mirror these thematic securities selections as of October 17, 2018, these strategists may choose for any reason not to recommend (or to recommend the sale of) any or all of the securities for another purpose or at a later date. This may affect the value of the units. In addition, UBS and its affiliates, in their general securities business may act as agent or principal in connection with buying and selling securities, including the securities in the trusts' portfolios, and may have executed securities transactions on behalf of the trusts, thereby benefiting UBS. UBS provides equity research coverage on some or all of the securities in the trusts' portfolio and may make research recommendations at a later date that may conflict with the security selection for the portfolio. Further, UBS may choose at any time to cease research coverage of any security in the portfolio. In the future, UBS may seek to provide investment banking or other services to any of the issuers of the securities in the trusts' portfolios.

  SECTOR CONCENTRATION RISK. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the exposure to such sectors through the securities held by your trust are concentrated within a particular sector. Refer to the "Principal Risks" in the "Investment Summary" section for your trust in this prospectus for sector concentrations.

  Your trust may invest significantly in securities of CONSUMER PRODUCTS AND SERVICES companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable


                                            Understanding Your Investment     33
income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

  Your trust may invest significantly in securities issued by companies in the FINANCIALS SECTOR. Any negative impact on this sector will have a greater impact on the value of units than on a portfolio diversified over several sectors. You should understand the risks of this sector before you invest. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage real estate investment trusts ("REITs"). Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

  Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

  Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and


34     Understanding Your Investment
mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. Risk associated with real estate investments include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  The financial services sector was adversely affected by global developments over the last several years stemming from the financial crisis including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. These events led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that was marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions were necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies resulted in extreme volatility in securities prices and uncertain market conditions.

  In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that these difficulties will have on the economy, generally or financial services companies. These difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

  Your trust may invest significantly in securities of HEALTH CARE COMPANIES. Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from


                                            Understanding Your Investment     35
new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

  Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans. We are unable to predict the effect of any of these proposals, if enacted, on the issuers of securities in your trust.

  Your trust may invest significantly in securities of INDUSTRIALS COMPANIES. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

  Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

  Your trust may invest significantly in securities of companies in the INFORMATION TECHNOLOGY SECTOR. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced


36     Understanding Your Investment
significant market declines in their share values. Also, the stocks of many internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

  FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and dividend payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.


                                            Understanding Your Investment     37

  EMERGING MARKETS. Your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies.
All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

  SMALL AND MID-SIZE COMPANIES. Your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

  LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  NO FDIC GUARANTEE. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                               HOW THE TRUST WORKS

YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,


38     Understanding Your Investment

  * to take actions in response to certain corporate actions and other events impacting portfolio securities,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

  If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a "regulated investment company" for tax purposes (see "Essential Information--Tax Structure" in the "Investment Summary" section for your trust in this prospectus). If your trust is a "regulated investment company" for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

  If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a "regulated investment company" for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a "regulated investment company" for tax purposes. Your trust will not participate in rights offerings of closed-end funds, if any.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage


                                            Understanding Your Investment     39
commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales fees or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

  You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.


40     Understanding Your Investment

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 2.00% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. For trusts offered in this prospectus, broker-dealers and other firms that sell units of the trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in this prospectus.

  The additional concession for sales of units of the trusts in this prospectus in a calendar month is based on total initial offering period sales of all Advisors Asset Management, Inc. sponsored unit investment trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          IN PRECEDING 12 MONTHS                    CONCESSION
     ---------------------------------------------------------

     $25,000,000 but less than $100,000,000           0.035%
     $100,000,000 but less than $150,000,000          0.050
     $150,000,000 but less than $250,000,000          0.075
     $250,000,000 or more                             0.100

  We will pay these amounts out of our own assets within a reasonable time following each calendar month.

  The volume concessions will be paid on units of all trusts in this prospectus sold in the initial offering period, except as described below. Dealer


                                            Understanding Your Investment     41
firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.


42     Understanding Your Investment

                      TAXES--REGULATED INVESTMENT COMPANIES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a "regulated investment company" under federal tax laws. The tax structure of your trust is set forth under "Essential Information-Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had


                                            Understanding Your Investment     43
received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital gain dividends may be attributable to the trust's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided


44     Understanding Your Investment
the dividends are attributable to qualifying dividends received by your trust
itself.   Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  TREATMENT OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income.
You may not be able to deduct some or all of these expenses.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS.   If your trust holds an equity
interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain


                                            Understanding Your Investment     45
exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                              TAXES--GRANTOR TRUSTS

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under "Essential Information-Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

  It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from


46     Understanding Your Investment
those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. The trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

  Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

  The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

  If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales fees or trust expenses. Income from the trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales fees, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with


                                            Understanding Your Investment     47
taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher stated federal tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

  DIVIDENDS FROM RIC SHARES AND REIT SHARES. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on RIC Shares may qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been


48     Understanding Your Investment
received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares may be eligible for a deduction for qualified business income.

  DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs or RICs. However, certain dividends on RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  TREATMENT OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

  If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

  FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non- U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership,


                                            Understanding Your Investment     49
estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

  Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

  If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

  A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.


50     Understanding Your Investment

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

                                    EXPENSES

  Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary expenses. Covered expenses include the trustee's fee and regular trust operating expenses, the supervisor's fee, the evaluator's fee and the sponsor's bookkeeping and administrative fee.

  The trustee also benefits when it holds cash for your trust in non-interest bearing accounts.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).









                                            Understanding Your Investment     51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1905

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 8, 13, 14, 19, 20, 25 and 26, of Advisors Disciplined Trust 1905 (the "Trust") as of October 25, 2018, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of October 25, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of October 25, 2018 by correspondence with The Bank of New York Mellon, Trustee.
We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
October 25, 2018




52     Understanding Your Investment

                                                                                                                      SECULAR
ADVISORS DISCIPLINED TRUST 1905                                                                 HEALTHCARE           TECHNOLOGY
                                                                                                  TRENDS               TRENDS
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 25, 2018 (CONTINUED)                            PORTFOLIO            PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .                $  146,271           $  198,802
                                                                                                ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $  146,271           $  198,802
                                                                                                ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Deferred transactional sales fee (3) . . . . . . . . . . . . . . . . . . . .                $    3,072           $    4,175
                                                                                                ----------           ----------
                                                                                                     3,072                4,175
                                                                                                ----------           ----------

  Interest of investors:
    Cost to investors (4) . . . . . . . . . . . . .  . . . . . . . . . . . . . .                   146,271              198,802
    Less: initial transactional sales fee (3)(4)  . . . . . . . .  . . . . . . .                         -                    -
    Less: deferred transactional sales fee, (3)(4). . . . . . . .  . . . . . . .                     3,072                4,175
                                                                                                ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .                   143,199              194,627
                                                                                                ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . .                $  146,271           $  198,802
                                                                                                ==========           ==========

  Number of units . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . .                    14,627               19,880
                                                                                                ==========           ==========

  Net asset value per unit  . . . . . . . . . . . .  . . . . . . . . . . . . . .                $    9.790           $    9.790
                                                                                                ==========           ==========





ADVISORS DISCIPLINED TRUST 1905                                                                 RETIREMENT          ENVIRONMENTAL
                                                                                                  TRENDS               TRENDS
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 25, 2018 (CONTINUED)                             PORTFOLIO            PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .                $  150,100           $  146,970
                                                                                                ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $  150,100           $  146,970
                                                                                                ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Deferred transactional sales fee (3) . . . . . . . . . . . . . . . . . . . .                $    3,152           $    3,086
                                                                                                ----------           ----------
                                                                                                     3,152                3,086
                                                                                                ----------           ----------

  Interest of investors:
    Cost to investors (4) . . . . . . . . . . . . .  . . . . . . . . . . . . . .                   150,100              146,970
    Less: initial transactional sales fee (3)(4)  . . . . . . . .  . . . . . . .                         -                    -
    Less: deferred transactional sales fee, (3)(4). . . . . . . .  . . . . . . .                     3,152                3,086
                                                                                                ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .                   146,948              143,884
                                                                                                ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . .                $  150,100           $  146,970
                                                                                                ==========           ==========

  Number of units . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . .                    15,010               14,697
                                                                                                ==========           ==========

  Net asset value per unit  . . . . . . . . . . . .  . . . . . . . . . . . . . .                $    9.790           $    9.790
                                                                                                ==========           ==========


(Continued)


           See Notes to Statements of Financial Condition on page 54.



                                            Understanding Your Investment     53

NOTES TO STATEMENTS OF FINANCIAL CONDITION

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in each trust represented by purchase contracts.

(3) The initial transactional sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred transactional sales fee and the total annual deferred sales fee. The maximum sales fee is 2.90% of the public offering price per unit. The deferred transactional sales fee is equal to $0.21 per unit and the total annual deferred sales fee is equal to $0.08 per unit.

(4) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.








54     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     INTRODUCTION TO THE LONGER TERM
of essential                       INVESTMENTS (LTI) SERIES
information about
the portfolio                4     HEALTHCARE TRENDS PORTFOLIO

                             9     SECULAR TECHNOLOGY TRENDS
                                   PORTFOLIO

                            15     RETIREMENT TRENDS PORTFOLIO

                            21     ENVIRONMENTAL TRENDS PORTFOLIO




UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information        27     How to Buy Units
to help you                 30     How to Sell Your Units
understand your             32     Distributions
investment                  32     Investment Risks
                            38     How the Trust Works
                            43     Taxes--Regulated Investment
                                   Companies
                            46     Taxes--Grantor Trusts
                            51     Expenses
                            51     Experts
                            51     Additional Information
                            52     Report of Independent Registered
                                   Public Accounting Firm
                            53     Statements of Financial Condition




WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET MANAGEMENT, INC.
including the Information          (877) 858-1773
Supplement                         CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov (EDGAR Database)
  CALL:    1-202-551-8090 (only for information on
           the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1905
  Securities Act file number:  333-227693
  Investment Company Act file number:  811-21056





                           UBS LONGER TERM INVESTMENTS
                           SERIES - HEALTHCARE TRENDS
                            PORTFOLIO, SERIES 2018-4

                           UBS LONGER TERM INVESTMENTS
                           SERIES - SECULAR TECHNOLOGY
                                TRENDS PORTFOLIO,
                                  SERIES 2018-4

                           UBS LONGER TERM INVESTMENTS
                           SERIES - RETIREMENT TRENDS
                            PORTFOLIO, SERIES 2018-4

                           UBS LONGER TERM INVESTMENTS
                          SERIES - ENVIRONMENTAL TRENDS
                            PORTFOLIO, SERIES 2018-4





                                   PROSPECTUS

                                OCTOBER 25, 2018








                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1905
        UBS LONGER TERM INVESTMENTS SERIES - HEALTHCARE TRENDS PORTFOLIO,
                                  SERIES 2018-4
    UBS LONGER TERM INVESTMENTS SERIES - SECULAR TECHNOLOGY TRENDS PORTFOLIO,
                                  SERIES 2018-4
        UBS LONGER TERM INVESTMENTS SERIES - RETIREMENT TRENDS PORTFOLIO,
                                  SERIES 2018-4
      UBS LONGER TERM INVESTMENTS SERIES - ENVIRONMENTAL TRENDS PORTFOLIO,
                                  SERIES 2018-4

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series
identified above.   This Information Supplement should be read in conjunction
with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.


                                    CONTENTS

          General Information                                   2
          Investment Policies                                   2
          Risk Factors                                          5
          Administration of the Trust                          17

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts ("UITs") created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

     Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     Each trust is a UIT and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a "RIC") for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

     If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

     In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

RISK FACTORS

     An investment in units of a trust, and/or shares of other registered investment companies ("funds") held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

     MARKET RISK. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     EQUITY SECURITIES. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     STRATEGY BASED ON LONGER TERM SECULAR TRENDS. Although your trust terminates in two years, the portfolio was selected based on longer term secular trends in the economy. There can be no assurances the desired investment results associated with any longer term trend will be realized within the term of your trust.

     LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

     FOREIGN ISSUERS. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

     EMERGING MARKETS. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

     Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

     Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

     Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

     DEPOSITARY RECEIPTS. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts ("ADRs") or Global Depositary Receipts ("GDRs"). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

     Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

     For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     CURRENCY RISK. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust's investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust's investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

     SMALL-CAP AND MID-CAP COMPANIES. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     REAL ESTATE INVESTMENT TRUSTS. Real estate investment trusts ("REITs") may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

     MASTER LIMITED PARTNERSHIPS. Master limited partnerships ("MLPs") are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

     CONCENTRATION RISK. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

     COMMUNICATION SERVICES SECTOR. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

     Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

     CONSUMER DISCRETIONARY AND CONSUMER STAPLES SECTORS. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     ENERGY SECTOR. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

     Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

     FINANCIALS SECTOR. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

     The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

     HEALTH CARE SECTOR. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

     Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

     INDUSTRIALS SECTOR. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

     Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

     INFORMATION TECHNOLOGY SECTOR. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer's technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

     MATERIALS SECTOR. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

     REAL ESTATE SECTOR. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

     Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

     UTILITIES SECTOR. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

     ADDITIONAL DEPOSITS. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING SEMIANNUAL/QUARTERLY DISTRIBUTIONS OR GRANTOR TRUSTS. The discussion in this section applies to all trusts other than trusts that are "regulated investment companies" for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable annual deferred sales fee amounts and expenses chargeable to the trust pursuant to the trust indenture. There is no assurance that any actual distributions will be made since all dividends received may be used to pay applicable annual deferred sales fee amounts and expenses chargeable to the trust pursuant to the trust indenture. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting applicable annual deferred sales fee amounts and expenses chargeable to the trust pursuant to the trust indenture. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING MONTHLY DISTRIBUTIONS. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable annual deferred sales fee amounts and expenses chargeable to the trust pursuant to the trust indenture. The amount of your distributions will vary from time to time as companies change their dividends or expenses chargeable to the trust pursuant to the trust indenture are incurred. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other fees and expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the applicable annual deferred sales fee amounts and expenses chargeable to the trust pursuant to the trust indenture. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants' report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust and all applicable sales charges;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

          (6)  the aggregate distributions to unitholders; and

          (7) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of deferred sales charge, creation and development fee and all other applicable sales charges, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

     AMENDMENT. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

     Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

     TERMINATION. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust's mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all applicable expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

     The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and a registrant of the Municipal Securities Rulemaking Board ("MSRB").

     Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

     If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     EXPENSES OF THE TRUST. The sponsor will bear all expenses of the trust except brokerage costs and extraordinary expenses. Covered expenses include the trustee's fee and regular trust operating expenses, the supervisor's fee, the evaluator's fee and the sponsor's bookkeeping and administrative fee.

     In addition to any other fees, expenses or charges described in the prospectus, additional charges are or may be incurred by the trust for brokerage or transaction costs, fees, expenses or charges related to transactions in securities and all extraordinary costs, fees or charges, including, but not limited to, amounts related to or incurred in connection with taxes, litigation or other actions or proceedings related to a trust or its securities, governmental charges other than fees related to registration or qualification of the units for public offering in the United States, and indemnification of the trustee, depositor, evaluator and supervisor. These include, but are not limited to, (a) various governmental charges; (b) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (c) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (d) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (e) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; and (f) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. All such fees and expenses that are permitted under the trust indenture to be payable out of a trust, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

     PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trusts.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1878 (File No. 333-223970) as filed on
       July 6, 2018.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1905, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1856, 1865
and 1884 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1905 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on October 25, 2018.


                                ADVISORS DISCIPLINED TRUST 1905

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 25, 2018 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*

________________________________________________________________________________
*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.

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